Exhibit (e)(38)

May 7, 2017

Thomas Linko

c/o Kate Spade & Company

2 Park Avenue

New York, New York 10016

Dear Mr. Linko,

As you know, Kate Spade & Company (the “Company”) intends to enter into an Agreement and Plan of Merger with Coach, Inc. (“Parent”) and a wholly-owned subsidiary of Parent (the “Purchaser”) (as amended, modified, and supplemented from time to time, the “Merger Agreement”) for the purpose of effecting a merger of the Company and the Purchaser, with the Company as the surviving corporation in the merger (the “Merger”).

In consideration for your continued employment following the Merger, the sufficiency of which the parties acknowledge, and consistent with the terms of the Merger Agreement and the related Company Disclosure Letter, you and the Company acknowledge and agree that, effective as of the Effective Time (as defined in the Merger Agreement), your Executive Severance Agreement dated as of January 1, 2017 (your “Existing Agreement”), and your equity award agreements will be deemed amended to reflect the changes set forth below.  Any capitalized terms not defined in this letter shall have the meaning ascribed to them in your Existing Agreement.

You and the Company agree that your Existing Agreement and applicable equity award arrangements will be amended as of the Effective Date as follows:

1.              The definition of “Good Reason” set forth in Section 4(d) of your Existing Agreement will be amended to provide that, during the period of three (3) months immediately following the Closing Date (as defined in the Merger Agreement), or such shorter period as determined by Parent in its sole discretion (the “Waived Good Reason Period”), you will waive any right to terminate your employment with the Company for “Good Reason” pursuant to clause (1) of the last paragraph of Section 4(d) of your Existing Agreement, unless you are assigned duties or responsibilities that are materially and substantially inconsistent with (in a negative manner) your experience, level and education (it being understood that in no event shall any change in your duties or responsibilities solely as a result of the consummation of the Merger and the Company becoming a wholly-owned subsidiary of Parent be considered for purposes of the foregoing).  For the avoidance of doubt, at the end of the Waived Good Reason Period your rights with respect to Good Reason, including the right to make a claim within 90 days of the initial existence of the condition giving rise to Good Reason (with such initial existence, if any, for the purposes of clause (1) of the last paragraph of Section 4(d) of your Existing Agreement to be deemed to have arisen as of the last day of the Waived Good Reason Period) will revert to the terms set forth in your Existing Agreement as of the date hereof.  During the Waived Good Reason Period, you will continue to receive aggregate compensation that is consistent with your aggregate compensation (including base salary, perquisites and benefits) immediately prior to the Closing Date (as defined in the Merger Agreement).

2.              The definition of “Good Reason” (i) set forth in each of your Performance Share Award notices and Market Share Unit Award notices shall refer to the definition of “Good Reason” in your Existing Agreement, as amended in accordance with Section 1 above and (ii) relating to your outstanding Restricted Stock Units will be amended in a manner consistent with Section 1 above.

3.              Section 4(b) of your Existing Agreement will be amended to provide that if your employment terminates due to your death or Disability during the Waived Good Reason Period, you will be entitled to the same benefits as if your employment was terminated by you with Good Reason during such period. For the avoidance of doubt, if your employment is terminated by Parent or the Company without Cause, or you terminate your employment for Good Reason (as amended herein), during the Waived Good Reason Period, you will be entitled to the same payments and benefits, as well as subject to the same conditions and covenants, in each case pursuant to the terms of your Existing Agreement and applicable equity arrangements, as if your employment had been terminated without Cause immediately following the Closing Date.  If your employment is terminated by Parent or the Company without Cause, or you terminate your employment for Good Reason (as amended herein), prior to the payment date of the annual bonus pursuant to the Company’s 2017 Annual Incentive Plan, you will receive your full target bonus (without proration) within 30 days following the date of such termination of employment, notwithstanding anything to the contrary in Section 4(d)(iii) of the existing Agreement.  If you are still employed by Parent and/or Purchaser as of the payment date of the annual bonus pursuant to the Company’s 2017 Annual Incentive Plan, you will receive your full target bonus (without proration) on such payment date.

4.              The definition of “Cause” set forth in Section 2(a) of your Existing Agreement will be amended and restated as set forth below:

“Cause. The Executive’s employment may terminate immediately, with or without Cause, at the election of the Company and upon notice from the Company to the Executive. As used herein, the term “Cause” means:

(i)                                     any willful or intentional act or failure to act by the Executive constituting fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude (collectively, “Fraud”) which results in demonstrable direct and material injury to the Company;

(ii)                                  the Executive’s conviction of (or a plea of nolo contendere to) an offense which is a felony in the jurisdiction involved or which is a misdemeanor in the jurisdiction involved but which involves Fraud; or

(iii)                               the Executive’s material breach of a material written policy of the Company that has been provided to the Executive or the rules of any governmental or regulatory body applicable to the Company which results in demonstrable direct and material injury to the Company.

For purposes of this Section 2, no act, or failure to act, on the Executive’s part shall be deemed “willful” or “intentional” unless done, or omitted to be done, by the Executive without reasonable belief that the Executive’s action or omission was in the best interests of the Company.”

5.              The definition of “Performance-Based Termination” as set forth in Section 2(d) of your Existing Agreement and all provisions relating thereto shall be deleted in their entirety.

6.              For the avoidance of doubt, you and the Company agree that, provided you remain continuously employed by Parent or any of its subsidiaries throughout the Waived Good Reason Period, you will be deemed to have Good Reason (as defined under your equity award arrangements and the Existing Agreement) (“Deemed Good Reason”) on the last day of the Waived Good Reason Period (or such earlier date as determined by Parent) (the “Deemed Good Reason Date”), and you will be deemed to have terminated your employment by virtue of such Deemed Good Reason as of such Deemed Good Reason Date without giving effect to any notice requirement or cure period under your equity award arrangements or your Existing Agreement.  Upon the termination of your employment on the Deemed Good Reason Date, you will be entitled to the same payments and benefits, as well as be subject to the same conditions and covenants, in each case pursuant to the terms of your Existing Agreement and applicable equity arrangements as if you had terminated for Good Reason immediately following the Closing, except as otherwise set forth in this letter agreement.  For the avoidance of doubt, and without limiting any of your rights under paragraph 3 above, if your Deemed Good Reason Date occurs prior to the payment date of the annual bonus pursuant to the Company’s 2017 Annual Incentive Plan, you will receive your full target bonus (without proration) within 30 days following your termination date, notwithstanding anything to the contrary in Section 4(d)(iii) of the existing Agreement.

7.              For the avoidance of doubt, upon a termination by the Company without Cause, or upon termination of your employment for Good Reason (as amended herein) (including termination on the Deemed Good Reason Date, you will receive the payments set forth in the attached Exhibit A, to the extent not previously paid, as well as payment for any additional equity grants not listed in Exhibit A, and you will receive Benefits Continuation pursuant to your Existing Agreement.  All such payments, other than the Benefits Continuation (which shall be provided in accordance with the Existing Agreement), will be made to you within 30 days following your employment termination date, so long as you have signed and not revoked a release agreement in the form attached as Exhibit B at least 8 days prior to the payment date.

8.              Pursuant to the terms of the Merger Agreement, all of the outstanding restricted stock unit awards, performance share unit awards and market share unit awards that you hold as of the Effective Time will be cancelled and converted into cash awards that provide you the right to receive an amount in cash, without interest, equal to the Merger Consideration (as defined in the Merger Agreement) multiplied by the aggregate number of shares of Company common stock applicable to such equity awards (with performance with respect to the performance share units and market share units to be deemed to have been achieved at 100% of the target award), in each case as set forth on Exhibit A, which will continue to vest on the same schedule as the cancelled restricted stock unit award, performance share unit award or market share unit award, as applicable, that relates to the converted cash award.  For the avoidance of doubt, such awards shall be subject to any continuing employment requirements set forth in the underlying award agreement, but will vest in full in the event that your employment is terminated without Cause, or you terminate for Good Reason, during the Waived Good Reason Period or if your employment  terminates on the Deemed Good Reason Date.  The cash payments for such awards shall be made to you no later than 30 days following the applicable vesting date or termination date.

9.              The Company agrees to use best efforts to finalize all calculations regarding the impact, if any, of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) on any payments and benefits you may receive pursuant to this letter or any other agreement with the Company at or prior to the closing of the Merger and, if your termination date differs from the date used in such calculations, shall prepare, or cause to be prepared, revised calculations.  The Company, or its successor, shall be solely responsible for all costs associated with such calculations.  For the avoidance of doubt, all payments and benefits you may receive pursuant to this letter or any other agreement with the Company, including any excise tax under Section 4999 of the Code, are subject to the withholding obligations of the Company or its successor.

10.       Any and all stock ownership requirements shall be deleted in their entirety and/or null and void.

Except as explicitly set forth in this letter, all other terms and conditions of your employment with the Company and of your Existing Agreement and equity award agreements remain unchanged.  This letter will be governed by, and construed in accordance with, the laws of the State of New York.  This letter may be executed in counterparts each of which will constitute an original and all of which, when taken together, will constitute one agreement.

In the event the Merger Agreement is terminated without the Merger being consummated, this letter shall become null and void and be of no further force and effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

Kate Spade & Company

By:	/s/ Timothy F. Michno
Name:	Timothy F. Michno
Title:	General Counsel

Accepted and Agreed:

/s/ Thomas Linko
Thomas Linko

[Signature Page to Waiver Letter]

Thomas Linko

Value
ESA	$978,750
2017 Bonus	$217,500
PSU	$512,154

Grant Date	Shares Outstanding	Price Per Share	Value
03/02/2015	6,742	$18.50	$124,727
03/03/2016	11,976	$18.50	$221,556
03/01/2017	8,966	$18.50	$165,871
		Total	$512,154

MSU	$276,076

Grant Date	Shares Outstanding	Price Per Share	Value
03/03/2014	13,799	$18.50	$255,282
03/02/2015	1,124	$18.50	$20,794
		Total	$276,076

RSU	$313,575

Grant Date	Shares Outstanding	Price Per Share	Value
03/03/2016	7,984	$18.50	$147,704
03/01/2017	8,966	$18.50	$165,871
		Total	$313,575

Total (Before Tax)	$2,298,055

FORM OF SEPARATION AND RELEASE AGREEMENT

Effective this • day of •, Coach, Inc. (including its subsidiaries, affiliates, divisions, successors, predecessors and assigns, collectively referred to as the “Company” or “us,” “we,” “our,” “ours”) and • (including his/her heirs, legal representatives, successors, and assigns, collectively referred to as “Executive” or “you,” “your,” “yours”), enter into this Separation and Release Agreement (“Agreement”).

1.             Separation Date.  Your last day of employment with the Company is • (the “Separation Date”).  You agree to resign, effective as of the Separation Date, from all positions, titles, duties, authorities and responsibilities (including without limitation from any board positions) with, arising out of or relating to your employment as [title] of the Company and you agree to execute all additional documents and take such further steps as may be required to effectuate such resignations.

2.             Consideration.  In consideration for signing this Agreement, and for complying with its terms and the terms of the Executive Severance Agreement entered into between you and the Company, effective •, (the “Executive Severance Agreement”), and provided you do not revoke this Agreement within 7 days of the date you sign this Agreement (the “Revocation Period”), the Company agrees to provide you the payments and benefits, and take other related actions, as set forth in the Executive Severance Agreement and the letter agreement by and between you and Kate Spade & Company (“Kate”), dated as of May 7, 2017 (“Waiver Letter”) and your equity awards.

3.             No Consideration Unless You Sign this Agreement.  You understand and agree that you would not receive the consideration specified in Section 2, and the payment of the consideration in Section 2 is subject to, the execution and non-revocation of this Agreement and your agreement to fulfill the promises contained in this Agreement and all surviving obligations and promises in the Executive Severance Agreement.  You also understand and agree that the consideration specified in Section 2 is sufficient consideration in exchange for your promises and obligations in this Agreement, the Executive Severance Agreement and the Waiver Letter.

4.             Release.  You agree that, on behalf of yourself and your heirs, legal representatives, successors and assigns (hereinafter, collectively, the “Executive Released Parties”), and each of them, for good and valuable consideration does hereby unconditionally, knowingly, and voluntarily release and forever discharge the Company Released Parties (as defined below), from any and all known or unknown claims, demands, actions or causes of action that now exist or that may arise in the future, based upon events occurring or omissions on or before the date of the execution of this Agreement, including, but not limited to, any and all claims whatsoever pertaining in any way to your employment at the Company or with any of the Company Released Parties (including any of their predecessors) or the termination of your employment, including, but not limited to, any claims under, as applicable:  the Americans with Disabilities Act; the Family and Medical Leave Act; Title VII of the Civil Rights Act; 42 U.S.C. Section 1981; the Older Workers Benefit Protection Act; the Age Discrimination in Employment Act of 1967, as amended; the Employee Retirement Income Security Act of 1974; the Civil Rights Act of 1866, 1871, 1964, and 1991; the Rehabilitation Act of 1973; the Equal Pay Act of 1963; the Vietnam Veteran’s Readjustment Assistance Act of 1974; the Occupational Safety and Health Act; and the Immigration Reform and Control Act of 1986; and any and all other federal, state or local laws, statutes, ordinances, or regulations pertaining to employment, discrimination or pay; (2) any state tort law theories under which an action could have been brought, including, but not limited to, claims of negligence, negligent supervision, training and retention or defamation; (3) any claims of alleged fraud and/or inducement, including alleged inducement to enter into this Agreement; (4) any and all other tort claims; (5) all claims for attorneys’ fees and costs; (6) all claims for physical, mental, emotional, and/or pecuniary injuries, losses and damages of every kind, including, but not limited to, earnings, punitive, liquidated and compensatory damages, and employee benefits; (7) any and all claims whatsoever arising under any of the Company Released Parties’ or Executive Released Parties’ express or implied contracts or under any federal, state, or local law, ordinance, or regulation; (8) any and all claims whatsoever against any of the Company Released Parties for wages, bonuses, benefits, fringe benefits, vacation pay, or other compensation or for any damages, fees, costs, or benefits; and (9) any and all claims whatsoever to reinstatement; provided, however, that, notwithstanding anything to the contrary contained herein, this Agreement does not cover and specifically excludes your rights and claims directly or indirectly arising from or under or related to (A) any obligation of the Company to provide the benefits or payments described in this Agreement, (B) any indemnification, advancement of expenses, and/or contribution claims or rights that you might have under any agreement, plan, program, policy, bylaw or arrangement of the Company and/or any other Company Released Parties, or under any applicable law, (C) the Consolidated Omnibus Budget Reconciliation Act (COBRA), (D) any vested equity, (E) any profit-sharing and/or retirement plans or other benefits in which you have vested rights, and (F) unemployment benefits. You and the Company also intend that this Section 4 shall operate as a waiver of all unknown claims of the type being released hereunder. You warrant, on the one hand, that you are currently unaware of any such claim, demand, action, or cause of action against any of the Company Released Parties, and the Company hereby warrants, on the other hand, that it is currently unaware of any such claim, demand, action, or cause of action against any of the Executive Released Parties, which you have not released pursuant to this Section 4 except for the rights and/or claims relating to the matters specifically excluded above. For purposes of this Section 4, “Company Released Parties” means, collectively, the Company and its present and former related companies, subsidiaries and affiliates, and all of their present and former employees, officers, directors, owners, shareholders, shareholders’ employees, agents, attorneys, insurers, and operators, including in their individual capacity, and each of its and their successors and assigns, but only in their capacity as such (i.e., not in their individual capacity unrelated to their affiliation with the Company or any of its related companies, subsidiaries or affiliates).

5.             Acknowledgments and Affirmations.  You affirm that you have not filed, caused to be filed, and are presently not a party to, any claim against the Company.  You also affirm that, other than any payments or benefits set forth in this Agreement, you have been paid and/or have received all compensation, wages, bonuses, commissions, and/or benefits to which you may have been eligible or entitled.  You affirm that you have been granted any leave to which you were entitled under the Family and Medical Leave Act or state or local leave or disability accommodation laws.  You also affirm that you have no known workplace injuries or occupational diseases that are not the subject of pending Workers Compensation claims.  You further affirm that you have not been retaliated against for reporting any allegations of wrongdoing by the Company or its officers, including any allegations of corporate fraud.  The Company and you both acknowledge that this Agreement does not limit either’s right, where applicable, to file a claim with or participate in an investigation or proceeding by the Equal Employment Opportunity Commission (EEOC) or any comparable federal, state or local governmental agency.  To the extent permitted by law, you agree that if such an administrative claim is made, you shall not be entitled to recover any individual monetary relief or other individual remedies.  You acknowledge and understand that nothing in this Agreement serves as a waiver of your rights under the applicable deferred compensation plans of the Company and equity, phantom equity and incentive compensation awards.  [You further acknowledge and understand that the benefit you receive from your use of the discount card after your last day of employment, including but not limited to the value of the discount you receive, is considered taxable income under the current U.S. tax regulations, and that you — not the Company — shall be solely responsible for tracking, calculating, reporting and paying any taxes in connection with such income to the I.R.S.  You further agree to indemnify and defend the Company in connection with any taxes or penalties the Company may incur or be assessed by the I.R.S with respect to your use of such discount card after your last day of employment, including but not limited to any failure by you to track, calculate, report or pay any taxes in connection with your use of such discount card.](1)

6.             Confidentiality of Agreement.  You agree not to disclose any information regarding the terms and conditions of this Agreement, except to your spouse, domestic or civil union partner, tax advisors, financial planners and/or attorneys with whom you choose to consult regarding your consideration of this Agreement, or as otherwise required by law.

7.             Return of Property.  You affirm that you have returned all, and have not maintained copies of, the Company’s property, including paper and electronic records, files, drawings, documents,

(1)  To be included if appropriate.

equipment, materials or writings received from, created for or belonging to the Company, including those which relate to or contain Confidential Information (as defined in Section 4 of the Executive Severance Agreement), that was within your possession and control.  You also affirm that you have in your possession all of your personal property that you had at the Company’s premises and that the Company is not in possession of any of your personal property.  If at any time after signing this Agreement you discover that you have in your possession any Company property, you agree to return it to us immediately.

8.             Restrictions & Covenants.

a)    Executive’s Confidentiality.  You reaffirm and agree that you shall comply with the confidentiality obligations set forth in Section 6 of the Executive Severance Agreement.  You understand and agree this obligation continues after the Separation Date, and does not expire.

b)    Executive’s Competition, Solicitation & Interference.  You reaffirm and agree that you shall comply with the restrictions and obligations set forth in Section 7 of the Executive Severance Agreement.  The Executive acknowledges that the restrictive covenants contained in Section 7 of the Executive Severance Agreement are reasonable and valid in temporal scope and in all other respects.

c)     Non-Disparagement.  You and the Company reaffirm and agree to the non-disparagement clauses set forth in Section 7 of the Executive Severance Agreement.

9.             Remedies.  The Parties agree that Section 8 of the Executive Severance Agreement shall apply to any breach or threatened breach of Section 8 of this Agreement.

10.          Notifications.  You agree that the notification requirements set forth in this Agreement are satisfied exclusively by written notice to • or his designee, and notification must be delivered in person to • or his designee, or sent by certified mail or recognized overnight carrier, addressed to “Coach, Inc., [ADDRESS], Attn:  •.”

11.          Governing Law and Interpretation.  This Agreement shall be governed and conformed in accordance with the laws of the State of New York and without regard to conflict of law provisions.  In the event of a breach of any provision of this Agreement, either party may institute an action specifically to enforce any term or terms of this Agreement and/or to seek any damages for breach, with the prevailing party to reimburse the other for attorneys’ fees and costs.  Should any provision of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.  The parties also agree that if there is any question as to interpretation of any provision of this Agreement, then there shall be no presumption against the drafter of this Agreement.

12.          No Admission of Wrongdoing.  The Company and you agree that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by the Company or you of wrongdoing or evidence of any liability or unlawful conduct of any kind.

13.          Cooperation Obligations.  You agree to reasonably cooperate in the defense of the Company against any threatened or pending litigation or in any investigation or proceeding that relates to any events or actions which occurred during or prior to the term of your employment with the Company.  Furthermore, you agree to reasonably cooperate in the prosecution of any claims and lawsuits brought by the Company or any of its affiliates that are currently outstanding or that may in the future be brought relating to matters which occurred during or prior to the term of your employment with the Company.  From and after the Separation Date, except as requested by the Company or as required by law, you shall not comment upon any (i) threatened or pending claim or litigation (including investigations or arbitrations) involving the Company or (ii) threatened or pending government investigation involving the Company.  In addition, except as required by law, you shall not disclose any confidential or privileged information in connection with any pending litigation or investigation or proceeding without the consent of the Company and shall give prompt notice to the Company of any request therefor.  If you are required to cooperate with the Company in accordance with this Section 13, the Company shall pay you a reasonable per diem fee, in addition to any expense reimbursement, for such assistance, based on your annual base salary rate immediately preceding the Separation Date.

14.          Amendment.  This Agreement may not be modified, altered or changed except in writing and signed by both the Company and you in which specific reference is made to this Agreement.

15.          Entire Agreement.  Except as set forth herein, this Agreement sets forth the entire agreement between the Company and you, and fully supersedes any prior agreements or understandings the Company may have had with you except for the Parties continuing obligations under the Executive Severance Agreement and the Waiver Letter, which obligations remain in full force and effect, except as may be waived herein.  You acknowledge that you have not relied on any representations, promises, or agreements of any kind made to you in connection with your decision to accept this Agreement, except for those set forth in this Agreement.

16.          Compliance with Law.  This Agreement is intended to comply with the requirements of Section 409A of the Code and the parties hereto agree to treat payments and entitlements hereunder consistent with that intent.  To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments hereunder shall comply with Section 409A.

17.          Tax Withholding.  The Company is hereby authorized to withhold from any consideration due under this Agreement the amount of withholding taxes due any federal, state or local authority in respect of such payment and to take such other action as may be necessary to satisfy all Company obligations for the payment of such withholding taxes.

18.          Recoupment.  To the extent required under applicable laws, rules under any administrative or other judicial proceeding, and regulations, the Company shall be entitled to recoup, and you shall be required to repay, any payments or benefits pursuant to this Agreement.

YOU HAVE UP TO TWENTY-ONE (21) CALENDAR DAYS TO CONSIDER THIS AGREEMENT.  YOU ARE ALSO ADVISED OF YOUR RIGHT TO CONSULT WITH AN ATTORNEY BEFORE YOU SIGN THIS AGREEMENT.

YOU MAY REVOKE THIS AGREEMENT FOR A PERIOD OF SEVEN (7) CALENDAR DAYS FOLLOWING THE DAY YOU SIGN THIS AGREEMENT.  ANY REVOCATION WITHIN THIS PERIOD MUST BE SUBMITTED, IN WRITING, TO • AND STATE, “I HEREBY REVOKE MY ACCEPTANCE OF OUR SEPARATION AND AGREEMENT, EFFECTIVE •, •.”  THE REVOCATION MUST BE PERSONALLY DELIVERED OR SENT BY CERTIFIED MAIL OR RECOGNIZED OVERNIGHT CARRIER, TO • OR HIS DESIGNEE, OR MAILED TO “COACH, INC. [ADDRESS], ATTN:  •” AND POSTMARKED WITHIN SEVEN (7) CALENDAR DAYS AFTER YOU SIGN THIS AGREEMENT.  PAYMENTS OR OTHER CONSIDERATION PROVIDED IN SECTION 2 OF THIS AGREEMENT SHALL NOT BE PROVIDED UNTIL AT LEAST SEVEN (7) CALENDAR DAYS FOLLOWING THE DAY THIS AGREEMENT IS FULLY EXECUTED.

YOU AGREE THAT ANY MODIFICATIONS, MATERIAL OR OTHERWISE, MADE TO THIS AGREEMENT DO NOT RESTART OR AFFECT IN ANY MANNER THE LENGTH OF THE ORIGINAL CONSIDERATION PERIOD.

YOU FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTER INTO THIS AGREEMENT INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS ASSOCIATE HAS OR MIGHT HAVE AGAINST THE COMPANY RELEASED PARTIES.

The Company and you knowingly and voluntarily sign this as of the date(s) set forth below:

[Executive]	Coach, Inc.

By:	By:
[Name]
[Title]

Date:	Date: